April 18, 2017 POSCO 1Q 2017 Earnings Release Exhibit 99.1

1Q Operating Performance Ⅰ Appendix 1. Outlook for Steel Demand and Raw Materials 2. Financial Statements Ⅱ Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process.

Production and sales volume reduced QoQ due to P)#3 BF revamping Parent Performance (Production/Sales) 1Q Operating Performance (thousand tons) 2016.1Q 2016.4Q 2017.1Q Carbon 8,304 8,509 8,226 STS 466 498 481 【 Crude Steel Production 】 2016.1Q 2016.4Q 2017.1Q 9,064 9,625 9,081 8,770 8,707 8,740 9,185 8,722 2016.1Q 2016.4Q 2017.1Q 9,007 [ 2017 Maintenance Plan ] 1Q 2Q 3Q 4Q Blast Furnace Rolling Mill P)*#3 BF** (Feb~Jun) P)#1 HR Mill(May~Jun) G)*#3 HR Mill(Oct~Nov) G)New #7 CGL(Apr) P) #2 HR Mill (Mar) P) #3 Plate Mill(Apr~May) G) #3 CR Mill(Sep~Dec) 【 Product Production/Sales 】 Production Sales (thousand tons) [ Carbon Steel/STS Production ] * P) Pohang Works, G) Gwangyang Works ** BF : Blast Furnace

Revenue increased on sales price hike backed by rising raw material prices, OP margin marked 11.3% Parent Performance 2016.1Q 2016.4Q 2017.1Q 5,767 6,442 7,067 OP Margin 10.1% 7.6% 11.3% 2016.1Q 2016.4Q 2017.1Q [ Financial Structure ] 2016.1Q 2016.4Q 2017.1Q Liabilities to Equity 19.2% 17.4% 17.6% Net Debt (bn KRW) -356 -109 -330 551 583 671 *WP(World Premium): POSCO’s high-end products [ WP* Sales/Export Ratio ] 2016.1Q 2016.4Q 2017.1Q WP Sales Ratio 44.5% 51.0% 53.4% Export Ratio 51.6% 49.1% 47.5% 【 Revenue】 【 OP/NP 】 Carbon Steel Sales Price (thousand KRW/ton) 582 446 450 488 795 840 (billion KRW) Operating Profit Net Profit 1Q Operating Performance

Operating profit recorded 1.3tn KRW contributed by improved performance of E&C division and overseas steel business Consolidated Performance 【 Revenue 】 【 OP/NP 】 2016.1Q 2016.4Q 2017.1Q 12,461 15,017 15,077 OP Margin 5.3% 3.1% 9.1% 660 1,365 338 14 977 2016.1Q 2016.4Q 2017.1Q 472 Net Debt Cash Balance 【 Financial Structure 】 Liabilities to Equity Ratio 77% 74% 15,489 13,861 8,514 7,623 7,821 2016.1Q 2016.4Q 2017.1Q 15,082 (billion KRW) Operating Profit Net Profit 71% 1Q Operating Performance

Consolidated Performance (Aggregation of each segment) Steel and trading segments saw profit growth, aggregated OP enhanced significantly with E&C segment turning profit Revenue Operating Profit 2016.1Q 2016.4Q 2017.1Q 2016.1Q 2016.4Q 2017.1Q Steel 10,052 11,518 12,259 551 636 1,023 Trading 6,147 7,798 8,279 109 79 127 E&C 1,791 2,004 1,737 7 -359 135 Energy 456 591 463 43 59 75 ICT 209 261 231 10 20 16 Chemicals/ Materials, etc. 586 650 628 11 43 41 Total 19,241 22,822 23,597 731 478 1,417 (billion KRW) 1Q Operating Performance

Domestic Subsidiaries POSCO Daewoo’s revenue and operating profit rose, POSCO E&C turned profit 【 POSCO Chemtech 】 【 POSCO ICT 】 【 POSCO C&C 】 ‘16.4Q ‘17.1Q 280 280 ‘16.4Q ‘17.1Q 30 30 ‘16.4Q ‘17.1Q 250 223 ‘16.4Q ‘17.1Q 20 17 ‘16.4Q ‘17.1Q 213 216 ‘16.4Q ‘17.1Q 10 11 【 POSCO Daewoo 】 【 POSCO E&C 】 【 POSCO Energy 】 ‘16.4Q ‘17.1Q 4,537 4,856 ‘16.4Q ‘17.1Q 55 94 Revenue Operating Profit ‘16.4Q ‘17.1Q 1,734 1,504 ‘17.1Q -308 136 ‘16.4Q (billion KRW) ‘16.4Q ‘17.1Q 567 436 ‘16.4Q ‘17.1Q 54 63 1Q Operating Performance * Including PEN

1Q Operating Performance

Overseas Steel Subsidiaries

Zhangjiagang STS and P-Maharashtra generated higher profits, PT-KP and SS-VINA narrowed operating loss


【 PT-KP 】
(billion KRW)
339
405
Revenue
Operating Profit
-26
-11
'16.4Q '17.1Q '16.4Q '17.1Q
【 ZPSS(Zhangjiagang STS) 】
672
780
37
52
'16.4Q '17.1Q '16.4Q '17.1Q
【 SS-VINA 】
81
119
-17
-7
'16.4Q '17.1Q '16.4Q '17.1Q
【 P-Vietnam 】
150
164
2
6
'16.4Q '17.1Q '16.4Q '17.1Q
【 P-Maharashtra 】
252
304
22
39
'16.4Q '17.1Q '16.4Q '17.1Q
【 P-Mexico 】
140
164
6
10
'16.4Q '17.1Q '16.4Q '17.1Q

1Q 2017 Earnings Release | April 18, 2017
8

2016 2017 POSCO Revenue (trillion KRW) 24.3 25.6 - Crude Steel Production (million tons) 37.5 37.0 - Product Sales (〃) 35.9 34.6 Capex (trillion KRW) 2.0 2.6 Net Debt (〃) -0.1 -1.4 Consolidated Revenue (trillion KRW) 53.1 54.8 Capex (〃) 2.5 3.5 Net Debt (〃) 15.1 13.4 Business Plan

Figures in this presentation are based on unaudited financial statements of the company. Certain contents in this presentation are subject to change during the course of auditing process. 1Q Operating Performance Ⅰ Appendix 1. Outlook for Steel Demand and Raw Materials 2. Financial Statements Ⅱ

Appendix 1. Outlook for Steel Demand and Raw Materials

Global Steel Demand

China's Steel Market

"As demand grows and restructuring speeds up, sound steel price trend is maintained"

- ✓ Steel market recovering amid continued sound growth of steel demand
  - Steel PMI in Mar.2017 recorded higher than 50 for 2 consecutive months
- ✓ Chinese government expressed strong commitment in annual Two Sessions to accelerating steel restructuring
  - 50 million tons of capacity planned to be cut in 2017
  - Steel export in 1Q 2017 decreased by 25% yoy indicating that oversupply is gradually resolved

【China's Steel Price and Steel PMI】



398
419
425
438
504
567
560
569
538
Domestic HR Price (U$/ton)
Steel PMI
50.2
50.1
49.5
50.7
51.0
47.6
49.7
51.4
50.6
'16.7
8
9
10
11
12
'17.1
2
3

* CRU(2017.4), China Federation of Logistics and Purchasing(2017.4)

Steel Demand in Major Countries

"Marginal increase of global steel demand continues led by demand growth in emerging countries"

- ✓ With China's policy to expand infrastructure investment, global steel demand will slightly grow unlike the initial expectation
- ✓ Demand in India, Southeast Asia, and other emerging countries is forecast to increase at 5~6% while moderate recovery of demand is seen in developed countries

【Steel Demand Outlook】 (million tons)

	2014	2015	2016	YoY	2017(f)	YoY
U.S.	107.0	96.1	93.0	-3.2%	95.8	3.0%
EU	149.3	153.6	154.8	0.8%	156.9	1.4%
China	710.8	672.3	681.0	1.3%	683.0	0.3%
India	76.1	80.1	84.4	5.4%	89.1	5.7%
ASEAN	62.1	65.1	70.5	8.3%	75.0	6.3%
MENA	72.5	72.0	72.4	0.6%	73.3	1.2%
World	1,544	1,499	1,511	0.8%	1,528	1.0%

* World Steel Association(2016.10), POSRI(2017.4)

1Q 2017 Earnings Release | April 18, 2017
11
posco

Domestic Steel Demand Demand Outlook Steel Demand and Supply Outlook Shipbuilding Construction Automobile With slowed contraction of domestic demand and recovery in export volume, 1H production will decrease at minimal level 1H 2017 will see a drop in shipbuilding volume due to a drastic plunge of new orders in 2016 Despite slow public sector demand, sound growth of construction investment is forecast driven by a rise in order-taking 1,071 1,197 1,041 1,130 2016.1Q 4Q 2017.1Q 2Q 【Production】 (thousand cars) 7.8 4.7 6.6 5.6 2016.1Q 4Q 2017.1Q 2Q 【Construction】 (million GT) * Clarkson(2017.4), POSRI(2017.4) * Bank of Korea(2017.3) , POSRI(2017.4) 2016.1Q 4Q 2017.1Q 2Q 9.0% 11.6% 8.1% 6.4% 【Investment】 (YoY) * POSRI(2017.4) 2014 2015 2016 2017(f) 　 1Q 2Q YoY Nominal Consumption 55.5 55.8 57.1 55.8 13.4 14.5 -1.4% Export 32.3 31.6 31.0 32.3 7.6 7.7 3.5% Production 74.1 74.1 74.3 75.1 18.0 18.8 1.9% Import 13.7 13.2 13.7 13.0 3.0 3.5 -7.8% 　 Incl. Semi-product 22.7 22.1 23.7 21.9 5.7 6.0 -2.2% * Korea Automobile Manufacturers Association(2017.4), POSRI(2017.4) (million tons) Appendix 1. Outlook for Steel Demand and Raw Materials

Appendix 1. Outlook for Steel Demand and Raw Materials

Raw Materials

Iron Ore

2017.1Q	Demand increase on sound sales of steelmakers, expectation for China's infrastructure expansion and boost in property market led to a quarterly price hike from U$70/ton in 4Q 2016 to U$86/ton in 1Q 2017
2017.2Q	**"2Q fine ore price forecast at U$65~70/ton"** Considering weak steel price trend and iron ore oversupply, 2Q iron price is likely to fall to U$65~70/ton


[Iron Ore Price]
(US$/ton)
58
55
46
48
55
58
70
86
65~70
2015 2Q
2015 3Q
2015 4Q
2016 1Q
2016 2Q
2016 3Q
2016 4Q
2017 1Q
2017 2Q(f)

* 62% Fe IODEX CFR China (Quarterly Spot Average)

Coking Coal

2017.1Q	Affected by temporarily eased restriction on coal production by Chinese government and production expansion from East Australian mines helped by fine climate condition during rainy season, spot price nosedived from U$266/ton in 4Q 2016 to U$170/ton in 1Q 2017
2017.2Q	**"2Q HCC BM price forecast over U$200/ton"** As production disruption occurred in Australian coal mines due to cyclone during the BM price negotiation, spot price skyrocketed and the negotiation stalled. BM price will be settled reflecting the price level once supply resumes in early May


[Coking Coal Price]
(US$/ton)
110
93
89
81
84
93
200
285
200~285
2015 2Q
2015 3Q
2015 4Q
2016 1Q
2016 2Q
2016 3Q
2016 4Q
2017 1Q
2017 2Q(f)

* Premium LV HCC FOB Australia (Quarterly Benchmark Price)

1Q 2017 Earnings Release | April 18, 2017
13
posco

2016.1Q 2016.4Q 2017.1Q QoQ Revenue 12,461 15,017 15,077 60 Gross Profit 1,541 1,617 2,258 641 (Gross Margin) (12.4%) (10.8%) (15.0%) SG&A 882 1,145 893 △252 Operating Profit 660 472 1,365 893 (Operating Margin) (5.3%) (3.1%) (9.1%) Other Non-Operating Profit △12 △344 △45 299 Share of Profit (Loss) of Equity-accounted Investees 50 △179 72 251 Finance Income and Costs △153 8 △67 △75 Foreign Currency Transaction & Translation Gain (loss) △41 △25 125 150 Net Profit 338 14 977 963 (Net Margin) (2.7%) (0.1%) (6.5%) Profit Attributable to Owners of the Controlling Company 360 166 851 685 Consolidated Income Statement Appendix 2. Financial Statements (billion KRW)

Consolidated Statement of Financial Position 2016.1Q 2016.4Q 2017.1Q QoQ Current Assets 28,590 29,304 29,690 386 Cash Balance* 8,514 7,623 7,821 198 Accounts Receivable 9,346 9,787 9,765 △22 Inventories 7,787 9,052 9,489 437 Non-Current Assets 50,864 50,459 49,133 △1,326 Other Long-term Financial Assets** 3,157 3,421 3,408 △13 PP&E 34,189 33,770 32,748 △1,022 Total Assets 79,454 79,763 78,823 △940 Liabilities 34,575 33,925 32,710 △1,215 Current Liabilities 19,816 18,915 18,523 △392 Non-Current Liabilities 14,759 15,009 14,187 △822 (Interest-bearing Debt) 24,003 22,705 21,683 △1,022 Equity 44,879 45,838 46,113 275 Total Liabilities & Equity 79,454 79,763 78,823 △940 * Cash Balance: Cash and cash equivalents, Short-term financial goods, Short-term available for sale securities, Current portion of held-to-maturity securities ** Including Other bonds (billion KRW) Appendix 2. Financial Statements